SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Foamix Pharmaceuticals Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.16 per share

(Title of Class of Securities)

M46135105

(CUSIP Number)

August 9, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. M46135105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Delaware Street Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,062,593
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,062,593
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,062,593
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. M46135105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DSC Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,062,593
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,062,593

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,062,593
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. M46135105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DSC Managers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,062,593
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,062,593

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,062,593
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% **
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. M46135105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DSC Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,062,593
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,062,593

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,062,593
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% **
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. M46135105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew G. Bluhm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,062,593
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,062,593

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,062,593
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Ordinary Shares, par value NIS 0.16 (“Ordinary Shares”), of Foamix Pharmaceuticals Ltd., a company incorporated under the laws of the State of Israel (the “Issuer”), and is being filed on behalf of (i) Delaware Street Capital Master Fund, L.P. (the “Fund”), a Cayman Islands exempted limited partnership, (ii) DSC Advisors, L.P. (“DSCA”), a Delaware limited partnership, as investment manager to the Fund, (iii) DSC Managers, L.L.C. (“DSCM”), a Delaware limited liability company, as the general partner of the Fund, (iv) DSC Advisors, L.L.C. (“DSCA LLC”), a Delaware limited liability company, as the general partner of DSCA, and (v) Andrew G. Bluhm, the principal of DSCA LLC (the persons mentioned in (ii), (iii), (iv) and (v) above are referred to herein as the “Delaware Street Capital Group,” and, together with the Fund, the “Reporting Persons”). All of the Ordinary Shares are held by the Fund.

Item 1(a)	Name of Issuer.

Foamix Pharmaceuticals Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2 Holzman Street, Weizmann Science Park

Rehovot 7670402, Israel

Item 2(a)	Name of Person Filing.

(i) Delaware Street Capital Master Fund, L.P., (ii) DSC Advisors, L.P. (iii) DSC Managers, L.L.C, (iv) DSC Advisors, L.L.C. and (v) Andrew G. Bluhm.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

900 North Michigan, Suite 1600

Chicago, IL 60611

Item 2(c)	Citizenship or Place of Organization.

The Fund is a Cayman Islands exempted limited partnership. DSCA is a Delaware limited partnership. DSCM is a Delaware limited liability company. DSCA LLC is a Delaware limited liability company. Mr. Bluhm is a United States citizen.

Item 2(d)	Title of Class of Securities.

Ordinary Shares, par value NIS 0.16 (the “Ordinary Shares”).

Item 2(e)	CUSIP Number.

M46135105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Inapplicable.

Item 4	Ownership.

(a)	The Fund may be deemed the beneficial owner of 3,062,593 Ordinary Shares it holds. The Delaware Street Capital Group may be deemed the beneficial owner of 3,062,593 Ordinary Shares held by the Fund.

(b)

The Reporting Persons may be deemed the beneficial owners of 5.0% of the Issuer’s outstanding Ordinary Shares. This percentage was calculated by dividing (i) 3,062,593, the number of Ordinary Shares held by the Fund, by (ii) 61,003,927, the number of Ordinary Shares issued and outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2019.

(c)

The Fund has the sole power to vote and dispose of the 3,062,593 Ordinary Shares it holds directly. The Delaware Street Capital Group has the shared power to vote and dispose of the 3,062,593 Ordinary Shares held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons dated as of August 15, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2019

Delaware Street Capital Master Fund, L.P.

By:	DSC Managers, L.L.C., its general partner

	By:	/s/ Andrew G. Bluhm
	Name:	Andrew G. Bluhm
	Title:	Managing Member

DSC Managers, L.L.C.

	By:	/s/ Andrew G. Bluhm
	Name:	Andrew G. Bluhm
	Title:	Managing Member

DSC Advisors, L.P.

By:	DSC Advisors, L.L.C., its general partner

	By:	/s/ Andrew G. Bluhm
	Name:	Andrew G. Bluhm
	Title:	Managing Member

DSC Advisors, L.L.C.

	By:	/s/ Andrew G. Bluhm
	Name:	Andrew G. Bluhm
	Title:	Managing Member

/s/ Andrew G. Bluhm
Andrew G. Bluhm